UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

 On June 18, 2025, MDJM LTD, a Cayman Islands company (the “Company”), received a letter (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), informing the Company that the Nasdaq Hearings Panel (the “Panel”) had determined that the Company had regained compliance with the minimum closing bid price required for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notification Letter confirmed that, since the Company had evidenced a closing bid price in excess of the $1.00 Minimum Bid Price Requirement for the 20 consecutive trading days from May 20 through June 17, 2025, the Company had complied with the first part of the exception set forth in the Panel’s decision dated June 10, 2025.

The Notification Letter reminded the Company that, should the Company fail to maintain compliance with any listing rule prior to October 20, 2025, the Panel would permit the Company to provide a written statement within seven days of the deficiency notification regarding such matter. The Panel will then consider whether it is willing to grant an additional exception to cure the new listing deficiency. This milestone must be reached to achieve full compliance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: June 20, 2025	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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